SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon  |  30 March 2015

Material facts disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material facts disclosed by Oi, S.A. related to the notice of Shareholders Meeting and management proposal, according to the company’s announcements attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the shareholders of the Company to attend the Ordinary General Shareholders’ Meeting to be held on April 29, 2015, at 11:00 a.m., at the Company’s headquarters, located at Rua Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1)             acknowledge the management accounts, examine, discuss and vote on the Management Report and Financial Statements for the year ended December 31, 2014, accompanied by the report of the Independent Auditors and the report of the Fiscal Council;

2)             examine, discuss and vote on the Management Proposal for the allocation of net income for the year ended December 31, 2014;

3)             determine global annual compensation for Management and the members of the Company’s Fiscal Council; and

4)             elect the members of the Fiscal Council and their respective alternates.

GENERAL INSTRUCTIONS:

1. The documentation relating to the Agenda items are available for examination by shareholders at the Company’s headquarters and on its investor relations website (www.oi.com.br/ri), as well as through the website of the Brazilian Securities Regulator (Comissão de Valores Mobiliários, the “CVM”) (www.cvm.gov.br), in accordance with CVM Instruction 481/09.

2. Shareholders wishing to personally participate or be represented by an attorney-in-fact in the Ordinary General Shareholders’ Meeting must deliver the following documents to the Company’s General Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City and State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least 2 business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, minutes recording the election of its Board of Directors (if one exists) and minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will be present at the Meeting; (ii) for individual persons: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as minutes recording the election of the legal representative(s) that will be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by an attorney-in-fact, the respective notarized proxies, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and minutes recording the election of the legal representative(s) that will sign the proxy form, as well as the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered under the Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two business days prior to this Meeting.

Rio de Janeiro, March 30, 2015.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.